Filing under Rule 425 under the U.S. Securities Act of 1933
Filer:  Fiat Investments N.V.
Subject Company:  Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.:  333-197229

PRESS RELEASE

Statement from Fiat

Certain press has engaged in speculation today suggesting that Fiat would call an extraordinary shareholders meeting to waive or raise the Euro 500 million cap which is a condition precedent to the merger if the cap were to be exceeded.  Fiat reiterates that it has no intention to waive or raise the cap. Fiat intends to complete the merger as approved. If the cap were to be exceeded, and the Company chooses to call a new extraordinary shareholders meeting, that meeting could simply adopt a new merger plan which would result in the determination of a new cash exit price, based, according to applicable regulations, on the most recent stock price and minimize the cash outlay by the Company.

Turin, 12 August 2014

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States.

Fiat S.p.A.
Via Nizza 250, 10126 Turin, ITALY
Tel. + 39 011 066 3088, Fax +39 011 006 2459
mediarelation@fiatspa.com
www.fiatspa.com